POLARITYTE, INC.

Amendment No. 1 to Restated Bylaws

The following amendment to the Restated Bylaws of PolarityTE, Inc., a Delaware corporation, was adopted by resolution at a meeting of the Board of Directors on January 11, 2019. Pursuant to Article X of the Restated Bylaws of the Company, Article IX, Section 4 of the Company’s Restated Bylaws is amended to read as follows:

Section 4. Fiscal Year

Except as otherwise determined by the Board of Directors from time to time, the fiscal year of the Corporation shall end on the last day of December of each year.

By	/s/ Cameron Hoyler	Dated: January 11, 2019
Cameron Hoyler, Secretary